October 15, 2014

Mr. Martin James

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Manitex International, Inc. Form 10-K for fiscal year ended December 31, 2013 Filed on March 11, 2014 File No. 001-32401

Dear Mr. James:

The following is our response to the Staff’s comment letter of October 3, 2014 containing the Staff’s comment regarding the Company’s 10-K for the year ended December 31, 2013, and the 8-Ks dated August 6, 2014 and August 18, 2014. For your convenience, the full text of the Staff’s comment is set forth below, and the Company’s response follows.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements

Note 13 – Revolving Term Credit Facilities and Debt, page 63

1.

We note your disclosures on page 87 regarding future payments related to your contractual commitments. Please note that in accordance with FASB ASC 470-10-50-1 you are required to disclose the aggregate maturities of your debt for each of the five years following the date of your latest balance sheet. Please revise your future filings accordingly.

Response

In its future filings, the Company’s disclosure related to contractual commitments will be revised to show the aggregate maturities of our debt for each of the five years in accordance with FASB ASC 470-10-50-1

Note 15 – Income Taxes, page 70

2.

We note you have not provided U.S. income taxes on the undistributed earnings of your foreign subsidiaries which you consider to be permanently reinvested. Please revise future filings to quantify the amount of undistributed earnings for which you have not provided deferred taxes. Refer to FASB ASC 740-30-50-2(b).

Response

In its future filings, the Company will provide the additional disclosure quantifying the amount of undistributed earnings for which no deferred taxes have been provided as required by FASB ASC 740-30-50-2(b).

Signatures, page 93

3.

Please amend your filing to include all of the signatures required by General Instruction D of Form 10-K. Please refer to Exchange Act Rule 12b-11(d) and Item 302 of Regulation S-T for guidance on providing signatures in filings.

Response

On October 15, 2014, the Company filed an amended 10-K for the year ended December 31, 2013. The purpose of filing the Amended 10-K was to include all the signatures required. Although all required signatures were obtained prior to filing our Form 10-K for the year ended December 31, 2013, the conformed signatures were inadvertently omitted when the Form 10-K was filed.

Forms 8-K dated August 6, 2014 and August 18, 2014

4.

We note that your presentation of the non-GAAP measure EBITDA excludes foreign currency transaction losses (gains) and other (income) expense. Please note that Exchange Act Release No. 47226 describes EBITDA as earnings before interest, taxes, depreciation and amortization. To the extent that you define EBITDA differently, in future filings please properly distinguish the title of your measure. Refer to Question 103.01 of the Compliance and Disclosure Interpretations: Non-GAAP Financial Measures, available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response

In future filing, the Company will use the defined term “Adjusted EBITDA” in lieu of “EBITDA.”. The term “Adjusted EBITDA” will be clearly defined and will clearly show that foreign currency transaction losses (gains) and other (income) expense are excluded.

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Please do not hesitate to contact the undersigned at (708) 237-2078 if you have any questions or comments regarding the foregoing responses.

Very truly yours,

/s/ David H. Gransee

David H. Gransee

Manitex International, Inc.

Vice President and Chief Financial Officer

cc: Kate Tillan, Assistant Chief Accountant